UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

Hanger, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-10670	84-0904275
State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10910 Domain Drive, Suite 300

Austin, Texas 78758

(Address of principal executive offices (zip code))

Will Stewart (512) 777-3600

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1                                             Conflict Minerals Disclosure

Item 1.01                                           Conflict Minerals Disclosure

In response to the human rights violations associated with the mining of tantalum, tin, tungsten, and gold (“Conflict Minerals”) in the Democratic Republic of the Congo and nine surrounding countries (“Covered Countries”), the U.S. Securities and Exchange Commission (SEC) adopted rules to implement reporting and disclosure requirements related to Conflict Minerals, as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Hanger, Inc. (the “Company”) supports ending the violence and human rights violations in the mining of Conflict Minerals in the Covered Countries.  The Company has adopted a Conflict Minerals Policy, which is available on the Company’s website at www.hanger.com/investors/pages/conflict-minerals.aspx.

The Company’s management (“Management”) has taken the following steps to conduct a reasonable country of origin inquiry (“RCOI”) of Conflict Minerals used in the Company’s products in compliance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

Management first investigated whether any Conflict Minerals were necessary to the functionality or production of a product the Company or its subsidiaries either manufactured or contracted to be manufactured during 2014. The results of this investigation identified that Conflict Minerals were necessary to the functionality of certain components included in a number of the products the Company’s Accelerated Care Plus and Innovative Neurotronics subsidiaries contracted to be manufactured in 2014.  The Company therefore conducted an inquiry of the applicable suppliers of those components regarding their use of Conflict Minerals.  This supplier inquiry involved asking each applicable supplier to respond to a survey using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, and engagement with its direct suppliers. In addition, the template contains questions about the origin of conflict minerals included in the direct supplier’s products, as well as supplier due diligence. Many companies are using the Template in their compliance processes related to conflict minerals.  To ensure the applicable suppliers understood the Company’s expectations, Management obtained a conflict minerals contact for each such supplier.  Management also reviewed responses to the EICC GeSi template with specific suppliers where clarification was needed.

Based on Management’s evaluation of the responses, the Company concluded that it has no reason to believe that any Conflict Minerals necessary to the functionality or production of the applicable products originated from the Covered Countries.

Conflict Minerals Disclosure

The Company has disclosed this information on its publicly available internet website at the following address: www.hanger.com/investors/pages/conflict-minerals.aspx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HANGER, INC.

By:	/s/ Thomas E. Hartman
Thomas E. Hartman
Vice President and General Counsel

Dated: June 1, 2015